Exhibit 99.1

GRANITE COMPLETES OFFERING OF $250 MILLION 3.788% SENIOR DEBENTURES DUE 2021 AND

ISSUES NOTICE OF REDEMPTION OF SENIOR UNSECURED DEBENTURES DUE 2016

July 3, 2014, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN; NYSE: GRP.U) announced today that its wholly owned subsidiary Granite REIT Holdings Limited Partnership (“Granite LP”) has completed its previously announced offering (the “Offering”) of $250 million aggregate principal amount of 3.788% Series 2 Senior Debentures due 2021 (the “Debentures”). The Debentures will be guaranteed by Granite, Granite REIT Inc. and, until redemption of the 2016 Debentures (as defined below), certain subsidiaries of Granite LP.

Through a cross currency swap, Granite LP has exchanged the Canadian dollar denominated interest payments for euro denominated interest payments to result in an effective interest rate of 2.68% for the term of the Debentures.

Granite also announced today that Granite LP will redeem in full the outstanding $265 million 6.05% debentures due 2016 (the “2016 Debentures”). A notice of redemption has today been delivered to the registered holder of the 2016 Debentures that the 2016 Debentures will be redeemed in full on August 5, 2014 (the “Redemption Date”). Granite LP intends to use the net proceeds from the Offering, together with other available funds, to complete the redemption of the 2016 Debentures.

The 2016 Debentures will be redeemed on the Redemption Date for a redemption price that is the higher of the principal amount, and the Canada Yield Price calculated under the trust indenture governing the 2016 Debentures, together in each case with accrued and unpaid interest to the Redemption Date. Under the terms of the trust indenture, the redemption price will be determined on July 30, 2014 (3 business days prior to the Redemption Date).

Upon redemption of the 2016 Debentures in full, the guarantees of certain subsidiaries of Granite LP pertaining to the Debentures will be automatically released.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Debentures in any jurisdiction. The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and accordingly may not be offered or sold in the United States or to or for the account or benefit of U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 100 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

For further information, please contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Such statements may include statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “considering”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information.

Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to the risks set forth in the annual information form of Granite REIT and Granite REIT Inc. dated March 5, 2014 (the “Annual Information Form”), including documents incorporated by reference. The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information to reflect subsequent information, events or circumstances or otherwise.